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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June, 2005


                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X               Form 40-F.
               -------                      -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.              No.   X
         -------          -------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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     China Southern Airlines Company Limited (the "Company") on June 16, 2005
published in two local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the resolutions passed at the Annual General Meeting of the Company for the year 2004. A copy of the English announcement is included in this Form 6-K of the Company.


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         [LOGO]                [CHINESE CHARACTERS]
                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                  ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE
                    ANNUAL GENERAL MEETING FOR THE YEAR 2004

--------------------------------------------------------------------------------
The AGM of the Company for the year 2004 was held at 9:00 a.m., on June 15, 2005. All resolutions put at the AGM were duly passed by the shareholders.
--------------------------------------------------------------------------------

The Company and all members of its board of directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The Annual General Meeting for the year 2004 (the "AGM") of China Southern Airlines Company Limited (the "Company") was held at 9:00 a.m., on June 15, 2005 at the Company's headquarters at No. 278, Ji Chang Road, Guangzhou, Guangdong Province, People's Republic of China ("PRC"). Four shareholders and authorized proxies holding an aggregate of 3,598,963,609 shares, or 82.277% of the total shares of the Company, attended the AGM. The AGM was held in compliance with the relevant provisions of the PRC Company Law and the Company's Articles of Association.

After discussion and consideration and through voting by way of a poll, the following resolutions were passed at the AGM:

A.   ORDINARY RESOLUTIONS:

     1.   Report of the Directors of the Company for the year 2004 was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,319,963 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,319,963 shares (representing 22.131% of the total valid votes) were tradable shares; votes against the resolution: 161,250 shares (representing 0.006% of the total valid votes), all of which were tradable shares.

     2. Report of the Supervisory Committee of the Company for the year 2004 was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,319,963 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,319,963 shares (representing 22.131% of the total valid votes) were tradable shares; votes against the resolution: 161,250 shares (representing 0.006% of the total valid votes), all of which were tradable shares.

     3. Audited consolidated financial statements of the Company for the year 2004 was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,294,963 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,294,963 shares (representing 22.130% of the total valid votes) were tradable shares; votes against the resolution: 186,250 shares (representing 0.007% of the total valid votes), all of which were tradable shares.

     4. Profit distribution budget of the Company for the year 2004 was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,262,463 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,262,463 shares (representing 22.129% of the total valid votes) were tradable shares; votes against the resolution: 218,750 shares (representing 0.008% of the total valid votes), all of which were tradable shares.

     5. The proposal for the re-appointment of KPMG as the international auditors of the Company for the year 2005 and KPMG Huazhen as the PRC auditors of the Company for the year 2005 and to authorize the board of directors of the Company (the "Board") to determine their remuneration was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,299,913 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,299,913 shares (representing 22.131% of the total valid votes) were tradable shares; votes against the

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          resolution: 181,300 shares (representing 0.006% of the total valid votes), all of which were tradable shares.

     6. The operating lease of 5 Boeing B737-700, 5 Boeing B737-800, 5 Airbus A320-200 and 10 Airbus A321-200 aircraft was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,804,129,562 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 604,129,562 shares (representing 21.381% of the total valid votes) were tradable shares; votes against the resolution: 21,351,651 shares (representing 0.756% of the total valid votes), all of which were tradable shares.

     7. The purchase of five Airbus A380 aircraft pursuant to the aircraft acquisition agreement dated April 21, 2005 between Airbus SNC as the vendor, Southern Airlines (Group) Import and Export Trading Company as the import agent and the Company as the purchaser was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,577,758,602 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 377,758,602 shares (representing 13.370% of the total valid votes) were tradable shares; votes against the resolution: 247,722,611 shares (representing 8.767% of the total valid votes), all of which were tradable shares.

     8. The purchase of 12 B737-700 and 33 B737-800 aircraft (15 of which are bought by Xiamen Airlines Company Limited) pursuant to the aircraft acquisition agreement dated April 29, 2005 between Xiamen Airlines Company Limited and the Company as purchasers, and The Boeing Company as the vendor was approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,481,213 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,481,213 shares (representing 22.137% of the total valid votes) were tradable shares; votes against the resolution: 0 shares.

     9. The proposed amendments to the "Rules of Procedures for Shareholders' General Meetings" were approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,233,463 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,233,463 shares (representing 22.128% of the total valid votes) were tradable shares; votes against the resolution: 247,750 shares (representing 0.009% of the total valid votes), all of which were tradable shares.

     10. The proposed amendments to the "Rules of Procedures for Board of Directors" were approved.

          Number of valid votes: 2,825,481,213 shares; votes in favour of the resolution: 2,825,192,463 shares, out of which 2,200,000,000 shares (representing 77.863% of the total valid votes) were non-tradable shares and the remaining 625,192,463 shares (representing 22.127% of the total valid votes) were tradable shares; votes against the resolution: 288,750 shares (representing 0.010% of the total valid votes), all of which were tradable shares.


B.   SPECIAL RESOLUTIONS:

     1. The proposed amendments to the Articles of Association of the Company were approved.

          Number of valid votes: 2,825,369,213 shares; votes in favour of the resolution: 2,806,385,463 shares, out of which 2,200,000,000 shares (representing 77.866% of the total valid votes) were non-tradable shares and the remaining 606,385,463 shares (representing 21.462% of the total valid votes) were tradable shares; votes against the resolution: 18,983,750 shares (representing 0.672% of the total valid votes), all of which were tradable shares.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), KPMG was appointed as the scrutineer in respect of votings at the AGM. Ms. Lu Hui, a PRC lawyer from Z&T Law Firm, attended the AGM and issued a legal opinion that the convening of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the PRC Company Law, the Opinion on the Regulation of the Shareholders' Meeting of a Listed Company, and the Company's Articles of Association, and that the resolutions passed at the AGM are lawful and valid.



                                              By order of the Board
                                                    SU LIANG
                                                Company Secretary

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Guangzhou, the People's Republic of China
June 15, 2005


Note: The taking of the poll results was scrutinised by KPMG, Certified Public
      Accountants, whose work was limited to the conduct of certain procedures requested by the Company in accordance with the provisions of the Listing Rules to confirm that the poll results summary prepared by the Company were identical with the results shown in the poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      CHINA SOUTHERN AIRLINES COMPANY LIMITED


                                      By       /s/   Su Liang
                                        ----------------------------------------
                                         Name:  Su Liang
                                         Title: Company Secretary


Date: June 17, 2005